Exhibit 12.1

Ryman Hospitality Properties, Inc.

Ratio of Earnings to Fixed Charges

	2010	2011	2012	2013	2014	6 Mos. Ended 6/30/2015	6 Mos. Ended 6/30/2014
Fixed Charges:
Interest expensed and capitalized:
Interest expense net of capitalization	81,426	74,673	58,582	60,916	61,447	31,627	31,142
Capitalized interest	1,188	620	515	—	52	154	6
Total interest expensed and capitalized (includes amortization of deferred financing costs)	82,614	75,293	59,097	60,916	61,499	31,781	31,148
Rent Expense	21,429	17,519	17,873	16,918	15,824	6,874	7,012
% Rent assumed Interest	94.95%	94.95%	94.95%	94.95%	94.95%	94.95%	94.95%

Interest component of rent	20,347	16,634	16,971	16,064	15,025	6,527	6,658

Total Fixed Charges	102,961	91,927	76,068	76,980	76,524	38,308	37,806

Earnings:
Add:
Pre-tax income	(132,916)	17,488	(28,669)	25,815	125,000	47,108	48,736
Fixed Charges	102,961	91,927	76,068	76,980	76,524	38,308	37,806
Amortization of Capitalized Interest	3,705	3,720	3,734	3,588	3,488	1,751	1,739
Less:
Interest capitalized	(1,188)	(620)	(515)	—	(52)	(154)	(6)

Total Earnings	(27,438)	112,515	50,618	106,383	204,960	87,014	88,275

Earnings to Fixed Charges	(0.27)	1.22	0.67	1.38	2.68	2.27	2.33
Ratio Disclosed	—	1.22	—	1.38	2.68	2.27	2.33
Earnings Needed to Cover Fixed Charges	130,399	—	25,450	—	—	—	—